[redacted]

05041459

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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RECEIVED MAR 3 0 2005 WASH, D.C. 202 MAIL PROCESSING SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48163

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1,2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thieme Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

845 Third Avenue
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PeterStockfisch (212) 397-3900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marks Paneth & Shron LLP
(Name – *if individual, state last, first, middle name*)

88 Froehlich Farm Blvd., Woodbury, NY 11797
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 11 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Heiko Thieme, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thieme Securities, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

DIANA ABBONDOLA
Notary Public, State of New York
No. 01AB4692819
Qualified in New York County
Commission Expires March 30, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THIEME SECURITIES, INC.
(An S Corporation)

Statement of Financial Position

December 31, 2004

ASSETS	
Current Assets	
Cash	$ 2,260
Due from clearing broker	10,182
Prepaid expenses	1,773
Due from related parties	846,732
Total Current Assets	860,947
Other Assets	
Clearing deposit	100,774
TOTAL ASSETS	$ 961,721
LIABILITIES	
Accounts payable and accrued expenses	$ 51,451
Corporate taxes payable	6,716
Due to stockholder	100,000
Total Liabilities	158,167
STOCKHOLDER'S EQUITY	
Common stock, $.10 par value, 10,000 shares authorized, issued and outstanding	1,000
Additional paid-in-capital	154,000
Retained earnings	648,554
Total Stockholder's Equity	803,554
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 961,721

The accompanying notes to financial statements are an integral part hereof.

THIEME SECURITIES, INC.
(An S Corporation)

Statement of Income

For the Year Ended December 31, 2004

REVENUES	
Commission and fee income	$ 763,330
Dividend income	770
Total Revenues	764,100
EXPENSES	
Clearing execution and exchange charges	425
Commissions and trader fees	6,211
Quotation services	3,534
Travel and entertainment	5,925
Professional fees	157,788
Administrative and overhead expenses	54,692
Office supplies and expense	65,784
Directors fee	150,000
Rent expense	133,247
Equipment lease	8,802
Telephone	3,162
Insurance	3,453
Salaries	84,650
Utilities	2,341
Fees	3,782
Total Expenses	683,796
Income (Loss) Before Income Taxes	80,304
Provision for Corporate Income Taxes	7,193
Net Income (Loss)	$ 73,111

The accompanying notes to financial statements are an integral part hereof.

THIEME SECURITIES, INC.
(An S Corporation)

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2004

	Common Stock Shares	Common Stock Amount	Additional Paid-In-Capital	Retained Earnings	Total
Balance – January 1, 2004	10,000	$ 1,000	$ 154,000	$ 578,193	$ 733,193
Net Income (Loss)	-	-	-	73,111	73,111
Sub S distribution	-	-	-	(2,750)	(2,750)
Balance – December 31, 2004	10,000	$ 1,000	$ 154,000	$ 648,554	$ 803,554

The accompanying notes to financial statements are an integral part hereof.

THIEME SECURITIES, INC.
(An S Corporation)

Statement of Cash Flows

For the Year Ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 73,111
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in due from clearing broker	5,660
Increase in due from affiliate	(219,325)
Decrease in prepaid expenses	87
Increase in accounts payable and accrued expenses	45,141
Decrease in clearing deposit	(771)
Increase in due to stockholder	100,000
Net Cash Used by Operating Activities	3,903
CASH FLOWS FROM FINANCING ACTIVITIES	
Shareholder's distribution	(2,750)
NET INCREASE IN CASH	1,153
CASH - January 1, 2004	1,107
CASH - December 31, 2004	$ 2,260
SUPPLEMENTARY INFORMATION:	
Income taxes paid	$ 2,350

The accompanying notes to financial statements are an integral part hereof.

THIEME SECURITIES, INC.
(An S Corporation)

Notes to Financial Statements

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Thieme Securities, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Associations of Securities Dealers (NASD). It clears all of its customer transactions through a correspondent broker on a fully disclosed basis. The Company is also engaged in conducting private securities offerings for issues of corporate securities on a best efforts basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

NOTE 2: RELATED PARTY TRANSACTIONS

The Company received commission income of approximately $70,000 from mutual funds that are managed by the Company's sole stockholder.

The Company pays an allocation of certain common office and administrative expenses to a corporation related by common ownership. Total expenses allocated to the Company during 2004 was $398,402. The Company made payments in prior years which exceeded the allocated expenses by $846,731 and is reported as due from related parties. No interest is charged on this balance.

THIEME SECURITIES, INC.
(An S Corporation)

Notes to Financial Statements

NOTE 3: PROVISION FOR CORPORATE INCOME TAXES

The Company elected to be treated as a Subchapter S Corporation for Federal and New York State purposes effective January 1, 1997. Therefore no provision has been made for Federal purposes, but a provision has been made for New York State and New York City income taxes as follows:

New York State Corporate Taxes	$ 100
New York City General Corporate taxes	7,093
	$ 7,193

NOTE 4: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $47,972, which was $42,972 in excess of its required net capital. The Company's net capital ratio was 3.297 to 1.

THIEME SECURITIES, INC.
(An S Corporation)

Schedule of Computation of Net Capital

December 31, 2004

Total stockholder's equity	$ 803,554
Deductions:	
Receivables from affiliate	(846,732)
Income tax benefits of discretionary director's fee payable	(8,850)
Additions:	
Discretionary director's fee payable	100,000
Net Capital	$ 47,972
Aggregate Indebtedness	
Accounts payable and accrued expenses	$ 51,451
Corporate taxes payable	6,716
Due to stockholder	100,000
Total Indebtedness	$ 158,167
Ratio of Indebtedness to Net Capital	3.297 to 1
Minimum Capital Required	$ 5,000
Excess of Net Capital Over Minimum Requirement	$ 42,972
Net Capital Per Computation Included in the Company's Unaudited FOCUS Report, Part IIA, filing at December 31, 2004	$ 92,195
Adjustment for change in:	
Receivables and prepaids	5,842
Payables	(41,215)
Income tax benefit	(8,850)
Net Capital, Per Above	$ 47,972

THIEME SECURITIES, INC.
(An S Corporation)

Computation for Determination of Reserve Requirements
Under Rule 15c-3-3 of the Securities and Exchange Commission

December 31, 2004

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k) (2) (ii).

THIEME SECURITIES, INC.
(An S Corporation)

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2004

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers.

The Company does not maintain margin accounts for its customers; and, therefore, there were no excess margin securities.

Procedures for the handling and safeguarding of securities, in the event that they are received, were reviewed and determined to be adequate.

Marks Paneth & Shron LLP
Certified Public Accountants and Consultants

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

To the Stockholder of
Thieme Securities, Inc.
New York, New York

In planning and performing our audit of the financial statements of Thieme Securities, Inc. for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customer or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

622 Third Avenue
New York, NY 10017-6701
Telephone 212 503 8800
Facsimile 212 370 3759

88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921
Telephone 516 992 5900
Facsimile 516 992 5800

Website www.markspaneth.com

Associated worldwide with Jeffreys Henry International

Our consideration of the internal control structure would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by The American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marks Paneth + Shron LLP

February 10, 2005